BD 3/12


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C. SECTION
213

SECUR  1ISSION

07003866

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SEC FILE NUMBER
8- 34927

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonewall Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 S. Sangamon, Suite 5-B
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc B. Horin — (312) 421 - 6262
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Marc B. Horin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonewall Investments, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public



OFFICIAL SEAL
S S ALAM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/04/11

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stonewall Investments, Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Stonewall Investments, Inc. as of December 31, 2006 and 2005, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonewall Investments, Inc. as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Kehlenbrink, Lawrence & Pauckner

February 19, 2007

Stonewall Investments, Inc.

Statements of Financial Condition

	December 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents	$ 40,351	$ 32,890
Accounts receivable	-	64
Prepayments	292	513
Certificate of deposit	43,584	41,886
Marketable securities	9,237	-
Total Assets	$ 93,464	$ 75,353
Liabilities and Shareholder's Equity		
Liabilities	$ -	$ -
Shareholder's Equity		
Common stock, no par value, 1,000 shares authorized, 1,000 shares outstanding	1,000	1,000
Retained earnings	92,464	74,353
Total Shareholder's Equity	93,464	75,353
Total Liabilities and Shareholder's Equity	$ 93,464	$ 75,353

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.

Income Statements

	For The Years Ended	
	December 31, 2006	December 31, 2005
Revenues		
Commissions	$ 1,842	$ 2,678
Interest	3,162	1,770
Concessions	6,090	14,460
Consultant services	-	8,000
Net gains on firm securities trading accounts	4,437	-
Miscellaneous revenue	10,456	8,685
Total revenues	25,987	35,593
Operating Expenses		
Regulatory fees and expenses	3,335	5,793
Professional fees and commissions	2,210	6,323
Clearing fees	1,164	424
Insurance	571	624
Miscellaneous	596	731
Total operating expenses	7,876	13,895
Net Income	$ 18,111	$ 21,698

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.

Statements of Retained Earnings

	For The Years Ended	
	December 31, 2006	December 31, 2005
Balance at the beginning of the period	$ 74,353	$ 52,655
Net income	18,111	21,698
Balance at the end of the period	$ 92,464	$ 74,353

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.

Statements of Cash Flows

	For The Years Ended	
	December 31, 2006	December 31, 2005
Operating Activities		
Net income	$ 18,111	$ 21,698
Adjustments to reconcile income to net cash provided by operating activities:		
Change in unrealized gain on securities	(4,437)	-
Changes in operating assets and liabilities:		
Accounts receivable	64	829
Prepayments	221	624
Net Cash Provided by Operating Activities	13,959	23,151
Investing Activities		
Purchase of investments	(6,498)	(1,338)
Net Cash Used in Investing Activities	(6,498)	(1,338)
Increase in Cash and Cash Equivalents	7,461	21,813
Cash and Cash Equivalents at Beginning of Year	32,890	11,077
Cash and Cash Equivalents at End of Year	$ 40,351	$ 32,890

The accompanying notes are an integral part of these financial statements.

Stonewall Investments, Inc.

Notes to Financial Statements
December 31, 2006

Note 1 - Significant Accounting Policies

Description of Business
Stonewall Investments, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in providing brokerage services for individual and business investors. The Company also engages in consulting services.

Security Trades
On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues in the form of commissions are recognized based on the trade date of each customer transaction. Revenues not received are recorded as a receivable.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2006 and 2005. Income taxes paid were $329 and $219 for 2006 and 2005, respectively.

Income Taxes
The shareholder has elected, under provisions of the Internal Revenue Code, to have the Company's income taxed directly to him. Accordingly, no federal income taxes are reflected in these financial statements. State income taxes are not material; therefore, no accrual has been made in these financial statements.

Note 2 – Cash and Cash Equivalents

The Company maintains cash balances in money market funds. Such balances are not insured.

Stonewall Investments, Inc.

Notes to Financial Statements
December 31, 2006

Note 3 – Marketable Securities

Marketable securities consist of equity securities that are carried at quoted market value.

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2006, the Company had net capital of $90,128, which was $85,128 in excess of its required net capital of $5,000. The Company did not have any aggregate indebtedness at December 31, 2006.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2006, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(D)(4)

Computation of Net Capital Under Rule 15c3-1

There was one reconciling item between the December 31, 2006 unaudited Focus report and this report. The net effect on net capital was an increase of $1,583.

Net capital as reported on the unaudited Focus report of December 31, 2006	$ 88,545
Increase in equity due to post-FOCUS accrual adjustments	1,583
Net Capital as Audited	$ 90,128

Stonewall Investments, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2006

Net Capital		
Shareholder's equity	$	93,464
Less nonallowable assets		1,143
Net capital before haircuts on security position		92,321
Haircuts on securities:		
Money market		(807)
Equities		(1,386)
Net capital	$	90,128
Aggregate Indebtedness	$	-
Net capital required based on aggregate indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	85,128
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	90,128
Percentage of Aggregate Indebtedness to Net Capital		0.0%


KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Stonewall Investments, Inc.

In planning and performing our audit of the financial statements of Stonewall Investments, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Stonewall Investments, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to a lack of segregation of duties and to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence + Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
February 19, 2007

END